FINTECH ACQUISITION CORP.

512 Fifth Ave., 8th Floor

New York, NY 10019

June 24, 2016

VIA EDGAR

Larry Spirgel, Esq.

William Mastrianna, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Fintech Acquisition Corp.

Registration Statement on Form S-4

Originally Filed on May 5, 2016

As amended June 10, 2016

File No. 333-211139

Dear Messrs. Spirgel and Mastrianna:

This letter sets forth the responses of FinTech Acquisition Corp. (the “Company” or the “Registrant”) to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 20, 2016 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter. The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request. Captions and page references herein correspond to those set forth in Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company concurrently with this correspondence. We are delivering to William Mastrianna three (3) courtesy copies of the Amendment marked with the changes from the amendment to the Registration Statement that was filed with the Commission on June 10, 2016.

Financial Statements

FTS Holding Corporation

Revenue recognition and deferred revenue, page F-28

1.	We note your response to comment 8 however we continue to question why it is appropriate to report the entire amount of the discount charged to the merchant as your revenue. As previously requested, please separately address each of the indicators of gross revenue reporting and each of the indicators of net revenue reporting in ASC 605-45-45 and relate them to the services CardConnect is responsible for providing to the merchant clients. With respect to each indicator, explain your conclusion regarding whether it reasonably supports gross or net revenue reporting.

The Company advises the Staff that it has concluded that FTS Holding Corporation (“CardConnect”) has a principal relationship with its merchants and that revenue earned from its Merchant Acquiring Services should be recognized and reported on a gross basis based on the analysis below of each of the indicators of gross revenue and net revenue reporting under ASC 605-45-45.

Gross Revenue Reporting:

The following paragraphs present the determinations made by CardConnect’s management with respect to the gross revenue reporting indicators under ASC 605-45-45.

A.	The Entity is the Primary Obligor in the Arrangement. ASC 605-45-45-4 states “[w]hether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity's role in the transaction. If an entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service.”

CardConnect contracts directly with the merchants and is ultimately responsible for the provision of end-to-end payment processing services for merchant transactions. In order to fulfill these obligations, CardConnect engages or contracts with third parties for certain of the services provided to the merchants, however, CardConnect is the party responsible for providing the payment acceptance services to the merchants. If a third party subcontracted by CardConnect cannot provide a necessary service to complete the payment transaction, CardConnect remains responsible under its merchant contract for providing that service to the merchant. If CardConnect is unable to find a suitable replacement service provider or otherwise provide the service, it will be in breach of its contract with the merchant. Based on the foregoing facts, management has determined that CardConnect is the primary obligor for the provision of payment processing services to its merchants and that this criterion is satisfied.

2

B.	The Entity Has General Inventory Risk — Before Customer Order Is Placed or Upon Customer Return. CardConnect’s business is non-inventory based and service parameters do not apply. Accordingly, CardConnect’s management has determined that this criteria is not applicable.

C.	The Entity Has Latitude in Establishing Price. ASC 605-45-45-8 states that “if an entity has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service that fact may indicate that the entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.” CardConnect has reasonable latitude in determining the price of its services in two respects. First, CardConnect pays First Data and TSYS (the “Processors”) a set amount for each type of transaction that is processed. These amounts are negotiated between CardConnect and the Processors when entering into the merchant processing services agreements. Second, CardConnect is able to develop and set the price it charges merchants at the level it sees fit above the amount of the Processors’ fees. CardConnect negotiates these fee amounts with its merchants and includes the fee amounts in its contractual agreements with the merchants. The agreements with the Processors provide that the Processor has final approval over these merchant fees; however, the Processors have never objected to CardConnect’s pricing model and at times allow merchants to be “boarded” (i.e., added to CardConnect’s payment acceptance network) even if such pricing generates a negative margin for CardConnect. As CardConnect negotiates the amount of the fee charged by the Processors and is primarily responsible for establishing the final price charged to the merchants, management has concluded that CardConnect has reasonable latitude in establishing price and that this criterion is satisfied.

D.	The Entity Changes the Product or Performs Part of the Service. ASC 605-45-45-9 states “[i]f an entity physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of an entity's physical change of the product or performance of the service and is not evaluated based on other entity attributes such as marketing skills, market coverage, distribution system, or reputation.”

3

CardConnect modifies the payment processing services it sells to merchants by providing merchants with an interface (CardPointe) through which merchants can manage their payment processing systems and data. While the Processors handle the processing of merchant transactions, supplementing the processing with CardPointe allows merchants to manage their accounts and review transactions in real time, as well as void, capture and refund transactions. CardPointe also includes other tools such as a “virtual terminal” that allows merchants to process transactions directly from online or mobile applications and PCI compliance management. CardPointe is included in the package of payment processing services for any merchants that enter into a payment processing services contract with CardConnect. Additionally, CardConnect’s management believes that the addition of CardPointe as a part of the suite of payment processing services it sells to merchants increases the value and selling price of such services.

CardConnect also performs a portion of the payment processing services that it sells to merchants. CardConnect is responsible for performing the merchant application evaluation and underwriting the merchants credit risk profile. CardConnect also provides point of sale services to its merchants that elect to use this service by providing an acceptance device (which may be a physical terminal, virtual terminal or software) to its merchants. In addition, subsequent to boarding the merchants, CardConnect is responsible for all customer service.

Because CardConnect modifies the payment processing services it sells through the provision of its CardPointe product, and because CardConnect also performs merchant evaluation and underwriting services and is responsible for customer services, management has concluded that this criterion is satisfied.

E.	The Entity Has Discretion in Supplier Selection. ASC 605-45-45-10 states “[i]f an entity has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.” CardConnect uses two Processors, which is comparable to the role of “supplier,” and has the discretion to (i) move the payment processing of its merchants onto either of its active payment processors’ platform and (ii) engage other third-party processors and move the payment processing services to these new processors. Accordingly, because CardConnect has the discretion to determine which payment processor will provide processing services for its merchants, management has concluded that this criterion is satisfied.

F.

The Entity Is Involved in the Determination of Product or Service Specifications. “ASC 605-45-45-11 states “if a company must determine the nature, type characteristics or specification of the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record gross revenue based on the amount billed to a customer.” As discussed in response D above, CardConnect has developed its proprietary platform CardPointe, which is the user interface between the merchant and the Processor and thus CardConnect is involved in the determination of the product specifications. Accordingly, CardConnect’s management has determined that this criteria is satisfied.

G.	The Entity Has Physical Loss Inventory Risk – After Customer Order or During Shipping. CardConnect’s business is non-inventory based and the service parameters do not apply, thus management has determined that this criteria is not applicable.

4

H.	The Entity has Credit Risk. ASC 605-45-45-13 states “[c]redit risk exists if an entity is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.” CardConnect collects fees in arrears from the merchant on a monthly basis, but CardConnect is responsible to pay on a daily basis the Card Issuing Fees and the Network Fees to third parties in the payments ecosystem. As such, to the extent a merchant does not pay these fees or otherwise defaults, CardConnect, as the merchant acquirer, is primarily liable and may incur a loss. In addition to fulfilling its obligations to pay fees to the other parties in the payments ecosystem, in the event of a default by a merchant CardConnect would be liable for refunds owed to cardholders and chargebacks presented by the network associations. Because of these credit risks to CardConnect, management has concluded that this criterion is satisfied.

Net Revenue Reporting:

The following paragraphs present the determinations made by CardConnect’s management with respect to the net revenue reporting indicators under ASC 605-45-45.

A.	The Entity’s Supplier Is the Primary Obligor in the Arrangement. As noted in Item A under “Gross Revenue Reporting” above, CardConnect contracts directly with the merchant and is ultimately responsible for the provision of end-to-end payment processing services for merchant transactions. Accordingly, CardConnect’s management determined that CardConnect is the primary obligor to provide payment processing services to its merchants and, accordingly, that this criterion is not fulfilled.

B.

The Amount the Entity Earns Is Fixed. As noted in Item C under “Gross Revenue Reporting” above, CardConnect is able to develop and set merchant fees at levels it sees fit above the Processor fees. Accordingly, management has concluded that this criterion is not fulfilled.

C.

The Supplier Has Credit Risk. The Processors are not contractually obligated under their processing agreements with CardConnect to bear the risk of loss for the transactions they processes. Accordingly, management has concluded that this criterion is not fulfilled.

Conclusion

Based on the above analysis, and noting that CardConnect satisfies six of the eight criteria for gross revenue reporting (and does not fulfill two of the three criteria for net revenue reporting), CardConnect’s management determined that it has a principal relationship with its merchants and that revenue should be recognized/reported on a gross basis.

5

Additional Considerations and Presentation Matters

In addition to the guidance provided in ASC 605-45-45, CardConnect’s management has noted the following factors:

●	The revenue recognition policies and financial statement presentation of other companies in the payment processing industry, specifically Heartland Payment Systems, Inc., Square, Inc., iPayment, Inc. and Newtek Business Services Corp., all of which are public registrants, report revenue on a gross basis. As such, CardConnect’s management concluded that there is precedent in the industry to report revenue on a gross basis; and

●	While CardConnect’s management concluded that reporting revenue on a gross basis was appropriate based on ASC 605-45-45 as discussed above, management believes it is also beneficial to the reader of the financial statements to present a separate caption in the Consolidated Statements of Operations for “interchange and pass-through costs,” as CardConnect has no latitude in establishing the costs charged to CardConnect by the card networks (Visa, Mastercard, etc.) and the card issuing financial institutions. Therefore, these costs have been presented after gross revenue to report a net revenue amount, before the presentation of costs of services and other operating expenses.

2.	In your response to the above comment, please explain how CardConnect has credit risk with respect to the processor fee, network association assessment fee, or the issuing bank interchange fee. It appears you do not collect or pay these fees so we do not understand how you are exposed to credit risk.

The Company advises the Staff that CardConnect, as the merchant acquirer, by the terms of its contracts with the Processors and Sponsor Banks, is responsible to pay on a daily basis the Card Issuing Fees and the Network Fees of $1.80 and $0.16, respectively, assuming the illustrative transaction of $100.00 on page 126 of the Amendment, irrespective of whether it receives payment from the merchant.

As the merchant acquirer, CardConnect is responsible for the collection of these fees from the merchant. Generally, CardConnect bills these fees to the merchant on a monthly basis, in arrears. If a merchant does not pay these fees, CardConnect, as the merchant acquirer, incurs a loss. For example, a merchant may not able to pay these fees if it goes out of business prior to paying its monthly fees to its merchant acquirer. In addition, in this scenario, CardConnect will not be able to collect the Processing Fees ($0.54) but will still be required to pay the Processor ($0.07) and Sponsor Bank ($0.01), thus adding to the loss described above. This risk of loss, in addition to the refund scenario noted in response to the Staff’s Comment No. 8 in the letter dated June 10, 2016, are two examples of CardConnect’s “credit risk” as a merchant acquirer.

6

3.	Further, we note from your response to comment 8 that you handle all customer service inquiries from agents and merchants. However, it is unclear to us whether you have any contractual obligation to fund merchant transactions in the absence of Wells Fargo or Synovus bank funding. Please clarify. Also explain to us why, from the perspective of the merchant, the issuing bank is not the party bearing the primary obligation to fund their transaction.

The Company respectfully advises the Staff that CardConnect does not have any contractual obligations to fund merchant transactions in the absence of funding by Wells Fargo or Synovus (each, a “Sponsor Bank”). However, if a Sponsor Bank does not fulfill its funding obligations on behalf of the merchant acquirer, CardConnect does remain obligated to provide these funding and settlement services under its contractual arrangements with such merchants, and would be required to use a substitute sponsor bank to fund transactions in the absence of funding by Wells Fargo or Synovus.

Additionally, the rules and regulations of the network associations prohibit CardConnect from funding merchant transactions. The relationship between CardConnect and the Sponsor Bank is based on the requirements of the network associations. Since neither CardConnect nor its Processors are members of a network association, CardConnect and the Processors are required to establish a contractual relationship with a network member (a Sponsor Bank), which is discussed on pages 134 through 135 of the Amendment, to provide funding services to merchants. Wells Fargo and Synovus are CardConnect’s sponsor banks, as required by the network, and pursuant to the contractual agreements between CardConnect and the Sponsor Banks, CardConnect is subject to the rules and regulations of the network associations. One of the established rules requires all transaction funds to flow through member organizations of the network. Because this rule prohibits CardConnect from performing funds settlement or accessing merchant settlement funds, CardConnect would not be permitted under the network rules to fund a merchant transaction in the absence of Wells Fargo or Synovus funding.

From the perspective of the merchant, the merchant does not have a relationship with the various card issuing banks, as card issuing banks do not provide payment acceptance services to merchants. If a merchant was inquiring whether or not they collected the proceeds from a card sale, it would inquire with its merchant acquirer for the corresponding settlement reporting and funds flow. Accordingly, from the perspective of a merchant CardConnect would be primarily responsible for providing settlement services, even though the funding comes from the Sponsor Bank.

4.	Regarding the example of a refund on page 5 of your letter in response to comment 8, assuming a typical payment processing transaction depicted in the diagram on page 126, it is unclear why CardConnect would be responsible for any refund amount in excess of the amount paid to the merchant e.g. $97.50, please explain.

Pursuant to rules established by the networks, if a cardholder is due a refund for a retail purchase (as illustrated by a typical $100.00 retail transaction as set forth on page 126 of the Amendment), and the merchant is not able to provide the refund, the merchant acquirer (CardConnect) is obligated to provide the refund. For example, if a merchant went out of business after making the sale but before the refund request was made, CardConnect, as the merchant acquirer, would be obligated to provide the refund to the consumer. CardConnect may recover some of the fees (i.e., interchange from the card issuer ($1.80)), but is not able to recover others (i.e., network fees ($0.16), processor fees ($0.07) and Sponsor Bank fees ($0.01)).

7

5.	You should also explain how you are the party primarily obligated to provide these services depicted in the diagram on page 126 given you do not provide them, you have not contracted with the processor, network association, or issuing bank to provide them, and apparently it is understood by the parties involved that you are not responsible for them.

CardConnect advises the Staff that it contracts directly with the merchant and is contractually responsible for providing end-to-end payment processing services. CardConnect provides the point of sale services by providing an acceptance device to its merchants. An acceptance device can be a physical terminal, virtual terminal, or software API, each of which is capable of accepting 16-digit, branded cards issued by the card issuing banks. Upon acceptance of the card number, the transaction is routed to CardConnect’s processor, (First Data or TSYS), with whom CardConnect has a contractual relationship, to provide authorization, settlement, merchant funding, and various other services, and from the processor to a Sponsor Bank, with whom CardConnect also has a contractual relationship. The merchant’s contract for these services is with CardConnect.

As discussed in our analysis of a gross revenue reporting in response to comment 1, CardConnect engages or contracts with third parties for the services depicted in the diagram on page 126 of the Amendment and provides these services through the CardConnect platform to the merchants. However, if any of these third parties are unable to provide the services for which they are responsible, CardConnect remains obligated to provide those services to its merchants under its contractual arrangements with such merchants. Accordingly, CardConnect’s management determined it is primarily obligated for the payment processing services provided to merchants.

The Company also respectfully advises the Staff that diagram on page 126 of the Amendment is intended to illustrate the economic breakdown of fees for a typical $100.00 retail transaction. In response to the Staff’s comment, CardConnect has revised the lead in discussion to the diagram on page 126 of the Amendment to clarify what is depicted in the diagram and the coordinating activities and the roles of each party in a typical payment processing transaction as contracted for by the merchants with CardConnect as the merchant acquirer.

8

Intangible Assets, page F-31

6.	Please clarify your response to comment 9 and tell us the following:

●	Specify and explain the particular accounting literature within ASC 350 that you believe supports your conclusions regarding your accounting for residual buyout payments;

The Company advises the Staff that in determining the accounting treatment for its residual buyout payments, CardConnect referred to ASC Section 350-30-15, which applies to “[i]ntangible assets acquired individually or with a group of other assets (but not the recognition and initial measurement of those acquired in a business combination or an acquisition by a not-for-profit entity).” ASC 350-30-20 defines intangible assets as “assets (not including financial assets) that lack physical substance.” Based thereupon, CardConnect determined that the residual payments were intangible assets within the meaning of the ASC, and accounted for them pursuant to the criteria of ASC 350-30-35-3, discussed in the responses to the Staff’s bullet point comments below.

Further, CardConnect applied FASB Concepts Statement No. 6, Elements of Financial Statements – a replacement of FASB Concepts Statement No. 3 in determining whether the residual buyouts were assets. The Concepts Statement defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” The “probable future economic benefit” to CardConnect is that CardConnect is no longer obligated to make residual payments to the independent sales agents for the revenue generated by the acquired merchant portfolio, thus providing a benefit to CardConnect by contributing to future net cash inflows. Additional future economic benefits of the residual buyout agreements include: (1) that the independent sales agents become exclusive agents of CardConnect for a specified period of time, enhancing CardConnect’s distribution capacity; and (2) the inclusion of non-solicitation provisions eliminating portability with respect to the acquired merchant portfolio for a specified period of time.

●	Tell us whether the amortization periods for your residual buyout assets reflect the contractual or alternatively the expected lives of your relationships with the merchant or the independent sales agent;

CardConnect amortizes the residual buyout assets over the expected lives of the acquired merchant portfolios. The Company refers the Staff to the disclosure on pages F-37 to F-38 of the Amendment, which describes the amortization method for these assets.

●	Explain how you address the impact of merchant attrition in your accounting for the useful lives of these assets; and

On the acquisition date, CardConnect estimates the expected life of the acquired merchant portfolio, based on (1) the number of merchants comprising the acquired portfolio and (2) the independent sales agent’s historical attrition rate of merchants referred to CardConnect. The historical attrition rate is applied to the population of acquired merchant portfolio to estimate an average monthly attrition rate. The average monthly attrition rate allows CardConnect to estimate the period in which all merchants acquired will be reduced to zero, and any future economic benefit (cash flows) will cease.

9

●	Explain how you address and account for residual buyouts where revenue streams from merchants acquired fall short of the expectations upon which future independent sales agent residuals were estimated.

At each reporting period, CardConnect estimates the undiscounted remaining future economic benefit of the acquired merchant portfolios, in accordance with ASC 360-10-35-17. If, at the end of the reporting period, the estimated undiscounted remaining future economic benefit of an acquired portfolio is less than the carrying value of the respective intangible asset, CardConnect management determines that the carrying amount of the asset is not recoverable. As a result, CardConnect recognizes an impairment charge in the reporting period to reduce the carrying value of the intangible asset to equal the estimated discounted remaining future economic benefit, or fair value, of the acquired merchant portfolio.

Intangible Assets and Goodwill, page F-44

7.	We note the disclosure provided in response to comment 11. With a view towards additional clarifying disclosure, please explain to us (a) how you are calculating amortization under the proportional cash flow method, i.e. percentages used (b) if you are amortizing specific contracts or groups of similar contracts, and (c) clarify if this is an accelerated method.

The Company advises the Staff that, under the “proportional cash flow method,” CardConnect estimates the future annual economic benefit of each intangible asset over the respective estimated economic life. The percentage of each year’s estimated benefit in relation to the total benefit over the economic life is applied to the cost of the intangible asset to calculate the respective annual amortization expense. CardConnect’s management concluded that this method of amortization reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up, as required by ASC 350-30-35-6. This process is followed for each of CardConnect’s intangible assets, rather than estimating amortization expense for a group of similar contracts. Applying the “proportional cash flow” method results in an accelerated amortization method as the economic benefit is generally greater in the years immediately following the transaction closing date and declines over time due to factors such as merchant attrition, expiration of non-compete/non-solicitation periods and new technologies.

In addition, the Company respectfully advises the Staff that pages F-37 to F-38 of the Amendment include disclosure regarding this amortization method.

10

Operating Segments

8.	We note in your response to comment 12 the Company’s Enterprise services do not meet the required quantitative thresholds to be reported as a separate operating segment. Explain to us why you are not required to report this in an all other category pursuant to ASC 280-10-50-15.

In response to the Staff’s comment, the Company has updated page F-28 of CardConnect’s Consolidated Interim Financial Statements to include Note 5, Segments, and page F-52 of CardConnect’s Audited Consolidated Financial Statements to include Note 16, Segments, to comply with ASC 280-10-50-15. The business activity results from Enterprise Services, along with other non-core, immaterial business activities, comprise the financial results in “Other.”

The Company refers the Staff to the disclosure on page 144 of the Amendment under “CardConnect’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which sets forth the revenues of the Enterprises Services business activities for the periods ended December 31, 2015, 2014 and 2013 and March 31, 2016 and 2015. The information was provided therein to balance the disclosure otherwise set forth in the Amendment and to show the size of the Enterprise Services business activities.

Although CardConnect expects to grow its Enterprise Services business in the future, based on the information set forth in our June 10, 2016 response letter to the Staff, the Company believes that Enterprise Services have had an immaterial impact on the results presented in the historical financial statements, including the trends discussed in CardConnect’s Management’s Discussion and Analysis of Financial Condition and Results of Operations on a line item basis, and that the currently provided disclosure in the Amendment relating to these business activities is appropriate.

To further illustrate for the Staff the relative immateriality of the Enterprise Services business activities as compared to CardConnect on a consolidated basis, the Company provides the following financial information of the business activities that constitute Enterprise Services for the period ended December 31, 2015.

●	Enterprise Services represented $3.6 million, or 0.7% of total consolidated revenue;

●	Enterprise Services represented $99 thousand, or 1.5% of total consolidated income from operations; and

●	Enterprise Services represented $5.7 million, or 3.9% of total consolidated assets.

**********************

The Registrant hereby acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

11

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding this letter, please contact Amanda Abrams or J. Baur Whittlesey, counsel to the Company, at (215) 730-9450.

Sincerely,

/s/ James J. McEntee, III
James J. McEntee, III
Chief Financial Officer and
Chief Operating Officer
FinTech Acquisition Corp.

12